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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-K

                                 CURRENT REPORT

                       Pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934


Date of Report (Date of earliest event reported)    February 25, 2005
                                                    (February 22, 2005)
                                                 ------------------------------


                        Princeton National Bancorp, Inc.
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             (Exact name of registrant as specified in its charter)


                                    Delaware
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                 (State or other jurisdiction of incorporation)


        0-20050                                           36-3210283
------------------------                      ---------------------------------
(Commission File Number)                      (IRS Employer Identification No.)


606 South Princeton
Princeton, Illinois                                        61356
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(Address of Principal Executive Offices)                (Zip Code)


Registrant's telephone number, including area code       (815) 875-4444
                                                  -----------------------------


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))


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ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

     On February 22, 2005, Princeton National Bancorp, Inc. ("Princeton"), a Delaware corporation, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Somonauk FSB Bancorp, Inc. ("Somonauk"), a Delaware corporation, which provides for the merger of Somonauk with and into Somonauk Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Princeton. In connection with the Merger Agreement, Princeton entered into a voting agreement with the individual directors and executive officers of Somonauk pursuant to which they agreed to vote the shares of Somonauk common stock they own in favor of the merger. The voting agreement covers approximately 17% of the outstanding shares of Somonauk common stock.

     A copy of the Agreement and Plan of Merger, the form of Voting Agreement and a Press Release, dated February 22, 2005, issued by Princeton relating to the merger are attached hereto and are incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(c)      Exhibits.

         Exhibit Number

            2.1 Agreement and Plan of Merger among Princeton National Bancorp, Inc., Somonauk Acquisition, Inc. and Somonauk FSB Bancorp, Inc. dated February 22, 2005

           10.1            Form of Voting Agreement

           99.1            Press Release, dated February 22, 2005.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            PRINCETON NATIONAL BANCORP, INC.
                                                      (Registrant)


                                        By:       /s/ TONY J. SORCIC
                                           ------------------------------------
                                            Tony J. Sorcic, President and
                                               Chief Executive Officer


Dated:  February 25, 2005



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                                  EXHIBIT INDEX

Exhibit Number
--------------
    2.1           Agreement and Plan of Merger among Princeton National Bancorp,
                  Inc., Somonauk Acquisition, Inc. and Somonauk FSB Bancorp,
                  Inc. dated February 22, 2005

   10.1           Form of Voting Agreement

   99.1           Press Release, dated February 22, 2005



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